EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release August 2, 2002

STORAENSO

Kanavaranta 1
00170 Helsinki, Finland

P.O Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso Timber to build two sawmills in Russia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Timber has signed a letter of intent with the town of Pitkäranta and the regional government of Russian Karelia to build a sawmill with an annual capacity of 100 000 m^3 sawn wood products manufactured using profiling technology. The investment will be EUR 8 million and the sawmill will start operations in the first quarter of 2003.

The company has also signed a letter of intent with the Novgorod regional government to build a sawmill in the village of Nebolchi, 200 km from Novgorod. The annual capacity of the sawmill will be 100 000 m^3 sawn wood products manufactured using profiling technology. The investment will be EUR 4.5 million and the sawmill will start operations in the third quarter of 2003.

"With these investments Stora Enso will benefit from becoming a local processor of wood in Russia, and we would be interested in locating further new production capacity close to Russian raw material resources and markets in the future. These investments will also facilitate wood raw material procurement from Russia for the Group's other production sites, especially in Finland," explains Arno Pelkonen, Senior Executive Vice President, Stora Enso Timber.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso Timber Oy Ltd is an international wood products company that provides customer-focused solutions to industry and trade worldwide. With annual net sales of EUR 1.2 billion, Stora Enso Timber's annual production capacity is 5.8 million m^3 of sawn wood products, including 2.2 million m^3 of value-added products. The company employs 3 600 people in 19 sawmills and 15 further processing plants in Northern and Central Europe. Stora Enso Timber is owned by Stora Enso.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2002

STORA ENSO OYJ

By: ______________________
Name: Esko Mäkeläinen
Title: Senior Executive Vice President and CFO, Finance, Accounting and Legal Affairs

By: ______________________
Name: Jyrki Kurkinen
Title: General Counsel